UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10920

FISHER SCIENTIFIC INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Liberty Lane

Hampton, New Hampshire 03842

(603) 926-5911

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
6-3/4% Senior Subordinated Notes due 2014
6-1/8% Senior Subordinated Notes due 2015
2.50% Convertible Senior Notes due 2023
3.25% Convertible Senior Subordinated Notes due 2024
Floating Rate Convertible Senior Debentures due 2033

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share – 1

6-3/4% Senior Subordinated Notes due 2014 – 63

6-1/8% Senior Subordinated Notes due 2015 – 48

2.50% Convertible Senior Notes due 2023 – 38

3.25% Convertible Senior Subordinated Notes due 2024 – 76

Floating Rate Convertible Senior Debentures due 2033 – 44

Pursuant to the requirements of the Securities Exchange Act of 1934, Fisher Scientific International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 9, 2006	By:	/s/ Seth H. Hoogasian
		Name:	Seth H. Hoogasian
		Title:	President and Secretary